VIA EDGAR

December 10, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berkshire Hathaway Energy Company
Registration Statement on Form S-4 (File No. 333-228612)

Ladies and Gentlemen:

This letter is sent on behalf of Berkshire Hathaway Energy Company (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 12:00 noon, Eastern Time, on December 12, 2018 or as soon as practicable thereafter.

Very truly yours,

/s/ Natalie L. Hocken
Natalie L. Hocken Senior Vice President, General Counsel and Corporate Secretary

cc:	J. Alan Bannister, Gibson, Dunn & Crutcher LLP